Contact:	Vanessa Aristide
Pfizer
(212) 733-3784

Sarah Sheppard
Sanofi-aventis
+33 (0)1 53 77 44 55
+33 (0)6 32 16 35 57

PFIZER AND SANOFI-AVENTIS STATEMENT ON STATUS OF EXUBERA

PARIS - NEW YORK, October 28, 2005 - Pfizer and sanofi-aventis said today that the U.S. Food and Drug Administration has notified the companies that it is extending its original review period for Exubera® (insulin [rDNA origin] powder for oral inhalation) by three months to review additional technical chemistry data submitted by the companies.

In September, an FDA Advisory Committee recommended approval of Exubera for the treatment of adults with type 1 and type 2 diabetes. FDA is not obligated to follow the Advisory Committee’s recommendation, but usually does so. Pfizer and sanofi-aventis continue to work closely with the FDA so that this important medicine can be made available for patients.

About Pfizer
Pfizer (NYSE: PFE) discovers, develops, manufactures and markets leading prescription medicines for humans and animals, and many of the world's best known consumer products

Pfizer Disclosure Notice
The information contained in this release is as of October 19, 2005. Pfizer assumes no obligation to update any forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about a product candidate which is under review by the United States Food and Drug Administration (FDA) and the European Medicines Agency (EMEA) and that involves substantial risks and uncertainties. Such risks and uncertainties include, among other things, whether and when the FDA and EMEA will approve the product candidate, the FDA’s and EMEA’s decisions regarding labeling, and other matters that could affect its commercial potential as well as competitive developments.

A further list and description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and in its reports on Form 10-Q and Form 8-K.

About sanofi-aventis
Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

The sanofi-aventis Group conducts business in the United States through its affiliates Sanofi-Synthélabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

Sanofi-aventis Forward-Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Sanofi-aventis subsidiaries in the United States include Sanofi-Synthelabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.